FOR IMMEDIATE RELEASE

Bitzero Taps Top General Contractor Skanska for the delivery of its flagship Data Center in Norway

Agreement adds institutional-caliber construction expertise and supports delivery planning as Bitzero advances its site toward tenant readiness

Vancouver, British Columbia - October 20th, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000) ("Bitzero" or the "Company") today announced that it has entered into a project development agreement with Skanska for its flagship Norway data center site. Skanska is one of the largest and most established construction companies in the region, with a deep track record delivering large-scale, technically demanding infrastructure projects. The agreement brings recognized, institutional-caliber construction capability into the Norway delivery framework, alongside Bitzero's previously announced partnership with Vertiv, and provides the Company with greater certainty in planning as it prepares for the next phase.

Skanska will work alongside Vertiv to support the build-out of a turnkey, built-to-spec data center at the Norway site. Together, the two partners are expected to support the full scope of project delivery, spanning engineering and design, procurement, construction, and systems integration. The combination supports the development of an investment-grade ecosystem for execution in Norway for Bitzero, with responsibilities spanning from design through to operational readiness. The engagement of Skanska and Vertiv reflects Bitzero's continued focus on assembling an institutional delivery ecosystem capable of delivering to the best-in-class standards expected by hyperscale, enterprise, and institutional tenants.

"With demand for Nordic capacity growing, we are positioning the Norway site for competitive and high-quality delivery," said Bitzero Founder & CEO, Mohammed Bakhashwain. "Bringing Skanska in as a partner alongside Vertiv gives us a genuinely investment-grade execution stack in Norway - from engineering and design through to systems integration. This is what building a platform looks like in practice: we are advancing site readiness, power infrastructure, and delivery capability so we can execute efficiently and to specification on this site and further assets in our portfolio."

"We are delighted to be partnering with Bitzero on the development of this facility and to become part of its long-term delivery ecosystem," said Pål Magnus Aglen, Executive Vice President, Skanska Norway. "This agreement reflects our strategy of offering data center developers a one-stop-shop approach, collaborating with customers from an early stage to develop and build their projects. Together with specialist partners such as Vertiv, we bring complementary capabilities across the value chain, tailored to the needs of the data center sector. Projects of this scale and technical complexity require disciplined planning, experienced execution, and clearly defined responsibilities. We look forward to working alongside Bitzero and Vertiv to develop a data center that meets the performance and reliability standards its customers will expect."

The agreement follows a series of operational milestones at the Norway site, including completion of initial civil works, with all long-lead power items expected to arrive shortly, as well as the strengthening of Bitzero's delivery ecosystem.

The Company intends to provide further updates as procurement, development and leasing activities progress across its Nordic sites in the near future.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. has four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by words such as "anticipate", "plan", "expect", "intend", "may", "will", "would", "could", "should", "believe", "estimate", "project", "potential", "position", "target" or similar expressions suggesting future outcomes or events.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the build-out and completion of a turnkey, built-to-spec data center at the Company's Norway site and the timing thereof; the expected roles and scope of work of Skanska and Vertiv, including the expectation that together they will cover engineering and design, procurement, construction and systems integration; the anticipated benefits of the engagement of Skanska, including greater certainty of delivery planning and the Company's ability to deliver to the standards expected by hyperscale, enterprise and institutional tenants; the commencement of the next phase of development at the Norway site; the expected arrival of long-lead power items; the advancement of the Norway site toward tenant readiness; demand for Nordic data center capacity; the Company's ability to execute efficiently and to specification at the Norway site and at other assets in its portfolio; Skanska's anticipated long-term participation in the Company's delivery ecosystem; and the Company's intention to provide further updates as procurement, development and leasing activities progress across its Nordic sites.

Forward-looking statements are based on management's current expectations and on assumptions that management believes are reasonable as of the date of this news release, including, but not limited to: that the Company's arrangements with Skanska and Vertiv will be maintained, and that each will perform its obligations, on the terms, scope and timelines currently contemplated; that Skanska and Vertiv will coordinate effectively in delivering the project; that the Company will have access to sufficient financing, on acceptable terms, to fund the build-out of the Norway site; that long-lead power equipment and other critical materials will be delivered on expected timelines and at expected costs; that all required permits, power capacity, grid connections and regulatory approvals will be obtained and maintained; that demand for Nordic data center capacity will continue and that the Company will secure tenants for the Norway site on acceptable terms; and that there will be no material adverse change in construction costs, labour availability, supply chains, energy prices, currency exchange rates, or economic, market or regulatory conditions in Norway or elsewhere. Although the Company believes these assumptions were reasonable when made, they may prove to be incorrect.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to: the risk that the engagement of Skanska or Vertiv is terminated, modified or does not proceed on the terms, scope or timelines currently contemplated, or does not deliver the anticipated benefits; counterparty performance risk; construction, development and execution risks, including delays, cost overruns, design changes and labour or contractor shortages; supply chain risks, including delays in the delivery of long-lead power and other critical equipment; the availability, cost and timing of financing; the risk that the Company is unable to obtain or maintain required permits, power capacity, grid connections or regulatory approvals; the risk that the Company is unable to secure tenants or customer contracts for the Norway site on acceptable terms, or at all; changes in demand for data center, AI and high-performance compute capacity in the Nordic region; competitive risks; technology obsolescence; fluctuations in power and energy costs; foreign exchange risk; risks relating to political, economic and regulatory conditions in Norway; and the other risk factors described in the Company's most recent annual information form, management's discussion and analysis and other continuous disclosure documents available on SEDAR+ at www.sedarplus.ca, and in the Company's filings with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov. The foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.